UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.)*

Sensei Biotherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81728A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728A108

1.	Names of Reporting Persons. H&S Investments I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,441,624(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,441,624 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,441,624(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Consists of 4,426,000 shares of common stock and warrants exercisable for 15,624 shares of common stock.

(2) Based on 30,596,828 shares of common stock outstanding as of November 5, 2021, as described on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 81728A108

1.	Names of Reporting Persons. Henry Samueli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,441,624(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,441,624 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,441,624(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of 4,426,000 shares of common stock and warrants exercisable for 15,624 shares of common stock.

(2) Based on 30,596,828 shares of common stock outstanding as of November 5, 2021, as described on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 81728A108

1.	Names of Reporting Persons. Susan Samueli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,441,624(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,441,624 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,441,624(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of 4,426,000 shares of common stock and warrants exercisable for 15,624 shares of common stock.

(2) Based on 30,596,828 shares of common stock outstanding as of November 5, 2021, as described on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021.

Item 1(a)	Name of Issuer:

Sensei Biotherapeutics, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1405 Research Blvd, Suite 125

Rockville, MD 20850

Item 2	(a) Name of Person Filing:

This Schedule 13G is being filed on behalf of (i) H&S Investments I LP (“H&S”), (ii) Henry Samueli (“Mr. Samueli”) and (iii) Susan Samueli (“Ms. Samueli,” and, collectively with Mr. Samueli and H&S, the “Reporting Persons”).

The shares are held by H&S. H&S Ventures, LLC (“H&S Ventures”) is the general partner of H&S and Michael Schulman is the manager of H&S Ventures. Mr. Samueli and Ms. Samueli are the non-managing members of H&S Ventures and each have the right to replace the manager of H&S Ventures at any time. Mr. Samueli and Ms. Samueli may be deemed to beneficially own any shares directly owned by H&S. Mr. Samueli and Ms. Samueli are married.

Item 2	(b) Address of Principal Business Office or, if none, Residence:

2102 E. Coast Highway, 3rd Floor

Corona Del Mar, CA 92625

Item 2	(c) Citizenship:

H&S is a California limited partnership. Mr. Samueli and Ms. Samueli are United States citizens.

Item 2	(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2	(e) CUSIP Number:

81728A108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

4,441,624 shares of Common Stock. Consists of 4,426,000 shares of Common Stock and warrants exercisable for 15,624 shares of Common Stock.

(b)	Percent of class:

14.5% based on 30,596,828 shares of common stock outstanding as of November 5, 2021, as described on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021.

(c)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or direct the vote: 0 shares

(ii) Shared power to vote or direct the vote: 4,441,624 shares of Common Stock. Consists of 4,426,000 shares of Common Stock and warrants exercisable for 15,624 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 4,441,624 shares of Common Stock. Consists of 4,426,000 shares of Common Stock and warrants exercisable for 15,624 shares of Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Each of the Reporting Persons expressly affirms the existence of a group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

H&S Investments I LP

/s/ Michael Schulman
By: Michael Schulman
Title: Manager of H&S Ventures, as the GP of H&S Investments I LP

/s/ Henry Samueli
Henry Samueli

/s/ Susan Samueli
Susan Samueli

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 11, 2022

H&S Investments I LP

/s/ Michael Schulman
By: Michael Schulman
Title: Manager of H&S Ventures, as the GP of H&S Investments I LP

/s/ Henry Samueli
Henry Samueli

/s/ Susan Samueli
Susan Samueli